MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

April 28, 2021

Item 3 News Release

A news release dated April 28, 2021 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

On April 28, 2021, the Company announced that it has appointed Douglas B. Silver to the board of directors of the Company, as an independent director, subject to regulatory approval.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Appointment of Director

On April 28, 2021, the Company announced that, effective immediately, it has appointed Douglas B. Silver to the board of directors of the Company, as an independent director, subject to regulatory approval.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

April 29, 2021